QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL (US) INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN III
Tyco International (US) Inc.
9 Roszel Road
Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.
Second Floor, 90 Pitts Bay Road
Pembroke, HM 08, Bermuda

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

  (a)
  Financial Statements:

  Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 4 hereof below in lieu of the requirements of Items 1 to 3.

  (b)
  Exhibits:

  23.1
  Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan III
Financial Statements and Supplemental Schedule
December 31, 2005
With Report of Independent Registered Public
Accounting Firm

Tyco International (US) Inc.
Retirement Savings and Investment Plan III
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	7
Notes to Financial Statements	8
Supplemental Schedule:
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Tyco International (US) Inc. Retirement
Savings and Investment Plan III

        We have audited the accompanying statements of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan III ("Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  MITCHELL & TITUS, LLP
New York, New York
June 26, 2006

Tyco International (US) Inc.
Retirement Savings and Investment Plan III
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:
Investments
At fair value:
Interest in registered investment companies
American Bond Fund of America CL A	$—	$19,108,591
Fidelity Freedom Income Fund	2,198,846	1,698,411
Fidelity Freedom 2000 Fund	8,940,852	9,235,768
Fidelity Freedom 2010 Fund	33,980,759	32,252,859
Fidelity Freedom 2020 Fund	35,090,802	29,326,633
Fidelity Freedom 2030 Fund	10,681,048	8,293,149
Fidelity Freedom 2040 Fund	4,227,792	1,888,084
Fidelity Growth Company Fund	99,174,833	90,582,958
Fidelity Puritan Fund	—	34,581,469
Fidelity U.S. Equity Index Commingled Pool Class 2	60,606,598	57,362,620
Fidelity Balanced Fund	36,980,422	—
Franklin Small-Mid Cap Growth Class A	71,246,571	57,851,567
Allianz CCM Capital Appreciation Fund Administrative Class	26,360,699	14,644,705
Templeton Foreign Class A	26,677,846	17,092,349
Vanguard Windsor II Admiral Class	57,922,913	42,050,806

Total registered investment companies	474,089,981	415,969,969
Intermediate Term Bond	21,219,241	—
Tyco Stock Fund	24,859,507	33,866,072

Total investments at fair value	520,168,729	449,836,041
At cost:
Participant notes receivable	17,854,851	15,550,537
At contract value:
Interest Income Fund	155,905,251	143,797,860

Total investments	693,928,831	609,184,438

Employer contributions receivable	978,834	797,775
Participants' contributions receivable	1,051,763	950,016
Net receivable from affiliated plans (see Note 8)	—	214,500

Total receivables	2,030,597	1,962,291

Net assets available for benefits	$695,959,428	$611,146,729

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan III
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Sources of net assets
Investment income from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$37,471,530

Employer contributions	31,881,600
Participants' contributions	42,007,767

Total contributions	73,889,367

Total sources	111,360,897

Application of net assets
Benefits paid to participants	63,614,143
Administrative expenses paid from forfeitures	230,635
Participant fees	120,374

Total applications	63,965,152

Net increase prior to transfers to affiliated and other qualified plans	47,395,745
Net transfers from affiliated and other qualified plans (Note 9)	37,416,954

Net increase in net assets available for benefits	84,812,699
Net assets available for benefits:
Beginning of year	611,146,729

End of year	$695,959,428

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.

Retirement Savings and Investment Plan III

Notes to Financial Statements

December 31, 2005

1.    Description of Plan

        The Tyco International (US) Inc. Retirement Savings and Investment Plan III (the "Plan") was established December 31, 1996 as a result of a spin off of the hourly portion of the Kendall Employees' Savings and Investment Plan (the "Kendall Plan") into the Plan. The Plan constitutes a successor to and continuation of the portion of the Kendall Plan that contained the account balances of hourly employees (both active and terminated) of the Kendall Company, a division of Tyco International (US) Inc. ("Tyco" or "Plan Sponsor"). Effective August 3, 2002, the Plan was amended and restated to incorporate amendments made to the Plan after the January 1, 2001 restatement and reflects the reorganization of certain of the 401(k) retirement plans sponsored by Tyco International (US) Inc. in order to more closely align the participants in such plans with the various business units of the controlled group.

        The Plan is a defined contribution plan sponsored by Tyco and is available to certain salaried and non-union hourly employees of Tyco affiliated companies (the "Companies") employed by the Fire Protection Contracting and Services business of the Fire and Security segment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Plan participants must be at least eighteen years old.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation. Currently, non highly compensated employees can contribute up to 35% of eligible compensation on a before tax and or after tax basis. Highly compensated employees are limited to 15% of eligible compensation on a before tax and after tax basis. Highly compensated employees eligible for Tyco's non qualified plan (Supplemental Savings and Retirement Plan) are limited to 8% on a before tax basis. They are not eligible to make after tax contributions.

        Employer contributions—Certain voluntary contributions are matched by the Companies. Certain supplemental employer contributions are made based on the participants' years of service in accordance with the terms of the Plan agreement. Employer contributions may vary by participating companies.

  Merger Activity

        As a result of acquisitions and divestitures by Tyco affiliated companies, there are certain plan mergers and related transfers from (to) affiliated and other qualified plans. See Note 9 for detail of transferred balances relating to Plan mergers.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Additionally, any participant who performs an hour of service after January 1, 2002 and is covered under a former employer's graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer's graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of credited service. However, participants from a former employer's plan that was merged into the Plan could continue under the former plan's vesting schedule. Amounts forfeited prior to vesting are used to reduce future employer contributions (including any required qualified non-elective contributions, if any) and/or to pay plan administrative expenses.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During 2005, forfeitures used to pay for administrative expenses and reduce employer contributions totaled $230,635 and $364,664, respectively. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $28,081 and $53,017, respectively.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies, a managed bond fund (see Note 5); the Interest Income Fund (see Note 6) and the Tyco Stock Fund (see Note 7).

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have two loans outstanding at a time. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid through payroll deductions and upon termination of service; all loans must be repaid in full. Interest rates ranged from 4.0% to 11.0% at December 31, 2005 and December 31 2004.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account or to have an annuity purchased by the Plan on their behalf, in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loan and hardship withdrawal transactions are paid by the participant by reducing the participant's account balance. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are offset against forfeitures, except for certain investment fees which are offset against investment income.

  Plan Administration

        The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institution Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    Risk and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

5.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was approximately 14% and 13% at December 31, 2005 and 2004, respectively. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

        The following table presents the fair values of investments for the Master Trust. Certain amounts in the 2004 financial information have been reclassified to conform to the 2005 presentation.

	December 31,
	2005	2004
Assets
Investments at fair value
Registered investment companies	$3,241,557,160	$2,983,762,804
Managed bond fund	180,018,745	—
Common stock funds	366,877,853	519,054,060

Total investments at fair value	3,788,453,758	3,502,816,864
Investments at cost
Participant notes receivable	151,068,110	139,814,828
Investments at contract value
Investment contracts	1,061,336,879	1,002,351,530

Total investments	$5,000,858,747	$4,644,983,222

        Investment income for the Master Trust is as follows:

Year Ended December 31, 2005
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$188,106,365
Common stock funds	(90,328,590)
Net appreciation in investments contracts, at contract value	43,153,425
Interest and dividends	71,417,912

Total investment income	$212,349,112

6.    Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, insurance companies, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund in the Master Trust:

	Year Ended December 31, 2005
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	17	12	3.35%–5.55%	4.52%

	Year Ended December 31, 2004
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	21	15	3.35%–7.45%	4.30%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The investment committee manages the Interest Income Fund through an investment management agreement which requires the investment manager to invest only in issuers with certain credit ratings; and to maintain a minimum average credit rating for the fixed income portfolio, this serves to limit the total exposure to any single investment contract or fixed income issuer other than securities of the U. S. government and U. S. government agencies.

7.    Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco Stock Fund ("Fund"), which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the Fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and the Plan. Plan participants may direct 0% to 25% of their employee and employer contributions to the Tyco Stock Fund. In addition, participants may exchange a portion of their account balance into the Tyco Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Tyco Stock Fund to exceed 25%. During the year ended December 31, 2005, the Plan purchased units in the Fund of approximately $4,300,000, sold units in the Fund of approximately $7,300,000, and had net depreciation in the fair value of investments of approximately $6,000,000. The total value of the Plan's investment in the Fund was approximately $24,900,000 and $33,900,000 at December 31, 2005 and 2004, respectively.

        Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. Expenses paid to FMR Corp. and/or its affiliates by the Plan during the year ended December 31, 2005 were approximately $95,500. These transactions, as well as participant loans, qualify as party in interest transactions.

8.    Net Receivable From Affiliated Plans Resulting From Reorganization

        The Plan is one of six Retirement Savings and Investment Plans ("RSIPs" or "Plans") sponsored by Tyco. Effective August 3, 2002, Tyco elected to restructure the various RSIPs so that the organization of the RSIPs more closely aligned with the organization of Tyco's business units. This restructuring involved transferring participant balances of certain Tyco divisions from one RSIP to another. Net receivable to affiliated plans represent pending transfers between the various RSIPs resulting from final adjustments to the reorganization balances of the RSIPs. Net receivable from affiliated plans, RSIPs I and II, was approximately $0 and $214,500, at December 31, 2005 and December 31, 2004, respectively.

9.    Net Transfers from Affiliated and Other Qualified Plans

        During the year ended December 31, 2005, assets transferred to affiliated and other qualified plans were as follows:

Plan Name	Date Transferred	Assets Transferred
Sensormatic Electronics Corporation Sensor Save Plan	10/11/05	$38,321,881
Municipal Emergency Services, Inc. Employee Savings Trust	7/19/05	(1,143,164)
Net transfers from other RSIPs	Various	238,237

		$37,416,954

10.    Litigation Contingency

        Tyco International Ltd and its subsidiaries ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire (the "Court"). The complaints purported to bring claims on behalf of the Plans and the participants therein..

        On January 12, 2005, the United States District Court for the District of New Hampshire denied, without prejudice, TIL's motion to dismiss certain individual defendants from the action. On January 20, 2005, Plaintiffs filed a motion for class certification. On January 27, 2005, TIL answered the plaintiffs' consolidated complaint. Also, on January 28, 2005, TIL and certain individual defendants filed a motion for reconsideration of the Court's January 12, 2005 order, insofar as it related to the Tyco (US) Retirement Committee. On May 25, 2005, the Court denied the motion for reconsideration. On July 11, 2005, TIL and certain individual defendants opposed plaintiffs' motion for class certification. That motion is still pending.

        In addition, TIL and certain of its current and former executives have received requests from the United States Department of Labor ("DOL") for information concerning the administration of the RSIPs. The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so.

11.    Subsequent Events

        On January 13, 2006, TIL announced that its Board of Directors approved a plan to separate into three separate, publicly traded companies, Tyco Healthcare, Tyco Electronics, and a combination of Tyco Fire & Security and Engineered Products and Services. The transaction is expected to occur during the first quarter of calendar 2007. It is anticipated that as a result of this transaction several of the RSIP plans will be changing plan sponsors. In addition assets will be transferred between the RSIPs prior to the transaction to align participants with their respective post separation company.

PLAN NUMBER 032
EIN 58-1113677

Tyco International (US) Inc.
Retirement Savings and Investment Plan III
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant Loans	Interest rates ranging from 4.00% to 11.00%	$—	$15,550,537

*
Denotes a party-in-interest to the Plan.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN III
Date: June 26, 2006	/s/ JANE F. GREENMAN Jane F. Greenman Chairperson, Administrative Committee

QuickLinks

REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan III Table of Contents
Report of Independent Registered Public Accounting Firm
Tyco International (US) Inc. Retirement Savings and Investment Plan III Statements of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan III Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2005
Tyco International (US) Inc. Retirement Savings and Investment Plan III Notes to Financial Statements December 31, 2005
SIGNATURES